MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

30 January 2003

03 FEB -3 AM 7:21

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

03003491

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 30 January 2003, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

PROCESSED
FEB 1 1 2003
THOMSON
FINANCIAL

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-030123

Announcement Submitted

Your announcement has been successfully submitted and will be released by RNS in accordance with your instructior announcement details are reproduced below for your information:

Company Name	MyTravel Group plc
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Additional Distribution	None.
Contact Name	Michael Vaux
Contact Telephone No	0161 232 6567

The RNS number for the announcement is 8468G.

Announcement 8468G will now appear in your Status List.

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Announcement Details

Company Name	MyTravel Group plc
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None

Contact Name	Michael Vaux
Contact Telephone No	0161 232 6567
Additional Distribution	None

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited and its direct and indirect holding companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

28 January 2003

11. Date company informed

30 January 2003

12. Total holding following this notification

14,986,130

13. Total percentage holding of issued class following this notification

3.03%

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – Assistant Company Secretary – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Gregory McMahon – Group Company Secretary

30/1/2003

Date of notification

30 January 2003

previous cancel confirm

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel (44 20) 7425 8000
fax (44 20) 7425 8990
telex 8812564

Morgan Stanley

3 0 JAN 2003

Craig McMahon
Mytravel Group Plc
Parkway One
Parkway Business Centre
300 Princess Street
Manchester
M14 7QU

—DMQV

29 January 2003

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Mr McMahon

MYTRAVEL GROUP PLC (THE "COMPANY")

This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 28 January 2003 we acquired an interest in the shares that resulted in our holding a total of 14,986,130 shares, being approximately 3.03% of the issued share capital of the Company.

We have transferred from time to time 14,836,844 shares to a third party on terms which gave us the right to require the return of an equivalent number of shares. Accordingly, our interest in 14,836,844 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

Yours sincerely,

George Sobek
Law Division

Registered in England and Wales, No. 2068221.
L:\comp\Large Position Reports\Mytravel Group over 3% 28-01-2003.doc
Registered Office: 25 Cabot Square, Canary Wharf, London E14 4QA
Regulated by the Financial Services Authority
A member of the London Stock Exchange

MyTravel

30 January 2003

03 FEB -3 AM 7:21

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 30 January 2003, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

pp. Karen Houlihan

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-030123

Announcement Submitted

Your announcement has been successfully submitted and will be released by RNS in accordance with your instructior announcement details are reproduced below for your information:

Company Name	MyTravel Group plc
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Additional Distribution	None.
Contact Name	Michael Vaux
Contact Telephone No	0161 232 6567

The RNS number for the announcement is 8371G.

Announcement 8371G will now appear in your Status List.

log off

status list

RNS Alert

Review Announcement

1 details — 2 text — 3 review — 4 submit

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Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provides you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on ***cancel*** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

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Announcement Details

Company Name	MyTravel Group plc
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None

Contact Name	Michael Vaux
Contact Telephone No	0161 232 6567
Additional Distribution	None

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Meditor European Master Fund Ltd.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morstan Nominees Ltd.

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 10p

10. Date of transaction

Not supplied

11. Date company informed

29 January 2003

12. Total holding following this notification

17,824,800

13. Total percentage holding of issued class following this notification

3.60%

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – Assistant Company Secretary – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon – Group Company Secretary



Date of notification

30 January 2003

previous cancel confirm

Meditor
Capital Management Limited

Tower 42
37th Floor
25 Old Broad Street
London
EC2N 1HQ

Telephone: (44) 20 7786 5100
Facsimile: (44) 20 7786 5101
Email: mcm@meditor.co.uk
Website: www.meditor.co.uk
Regulated by the FSA

The Company Secretary
MyTravel Group PLC
Parkway One
Parkway Business Centre
300 Princess Road
Manchester
M14 7QU

29 January 2003

Dear Sir,

Notifiable Interest in the Company

We manage a variety of investment portfolios on a discretionary basis. We have arranged various transactions in shares of the Company on behalf of these managed accounts, as a result of which, as at 27 January 2003, 17,824,800 shares were beneficially owned by the Meditor European Master Fund Ltd. of 6 Front Street, Hamilton, Bermuda (registered in the name of Morstan Nominees Ltd.). So far as we are aware, none of our other clients owns more than 3% of the voting shares of the Company.

Except as indicated above, neither we nor, so far as we are aware, our clients are parties to an agreement to which Section 204, Companies Act 1985 applies or to any agreement or arrangement relating to the exercise of any rights conferred by holding the shares.

Please note that this information, the identity of our clients, their arrangements with us and the nature and extent of their interests, is strictly confidential and is not for transmission or publication except as specifically required by any legal or regulatory obligation imposed upon you.

Yours faithfully,

Peter Gartside

B.P.N.Gartside
(Director)
Direct Line : 020 7786 5114
E-mail : PeterG@meditor.co.uk

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

29 January 2003

03 FEB -3 AM 7:21

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 29 January 2003, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-030123

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel (44 20) 7425 8000
fax (44 20) 7425 8990
telex 8812564

Morgan Stanley

RECEIVED
2 JAN 2003
Company Secretary's Office

Craig McMahon
Mytravel Group Plc
Parkway One
Parkway Business Centre
300 Princess Street
Manchester
M14 7QU

23 January 2003

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Mr McMahon

MYTRAVEL GROUP PLC (THE "COMPANY")

This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We are writing to notify you that Morgan Stanley Securities Limited ("MSSL") disposed of its interest in some shares in the Company on 21 January 2003, with the result that MSSL, and the group companies which are direct or indirect holding companies of MSSL, no longer hold a notifiable interest in the shares in accordance with Section 198 of the Companies Act 1985.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

Yours sincerely,

Paula Tilus
Law Division

L:\comp\Large Position Reports\Mytravel Group under 3% 22-01-2003.doc

Review Announcement

details — text — review — submit

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on ***confirm***. If you need to make any changes to the announcement details you have assigned, click on ***previous***.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provides you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on ***cancel*** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

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Announcement Details

Company Name	MyTravel Group plc
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release

Related Company Information	None
Contact Name	Michael Vaux
Contact Telephone No	0161 232 6567
Additional Distribution	None

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited and its direct and indirect holding companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

21 January 2003

11. Date company informed

24 January 2003

12. Total holding following this notification

Not supplied

13. Total percentage holding of issued class following this notification

No longer a notifiable interest

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – Assistant Company Secretary – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Gregory McMahon – Group Company Secretary

Date of notification

24 January 2003

previous cancel confirm